March 25, 2010

Via Edgar and Fax

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3030
Washington, DC  20549

ATTN:  Lynn Dicker and Eric Atallah

RE:          SEC Comment Letter dated March 9, 2010
Technology Research Corporation
Form 10-K for the Year Ended March 31, 2009 Filed June 18, 2009
File No. 0-13763

Ladies and Gentlemen:

This letter is submitted by Technology Research Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the year ended March 31, 2009, filed June 18, 2009, as set forth in your letter to Thomas G. Archbold dated March 9, 2010.

For reference purposes, the text of each comment contained in the Staff’s letter is set forth in numerical sequence in italics below, followed by the Company’s response.

Form 10-K for the Year Ended March 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2009 and 2008 Comparison

Gross Profit

1.
We note that you are discussing an adjusted gross margin percentage.  While disclosure of material items impacting your gross margin may be meaningful, your current disclosure results in the presentation of non-GAAP financial measures for which you have not included all of the disclosures required by Item 10(c) of the Regulation S-K.  Please revise the wording in future filings to remove the non-GAAP financial measures or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K.

RESPONSE:

We will revise the wording in future filings.  An example of the intended disclosure is included in the response to Item 2.

2.
Notwithstanding the comment above, please explain to us and revise future filings to clearly disclose the nature and significant terms of any significant settlements.  Please also explain how you have accounted for the settlement.

RESPONSE:

We acknowledge and confirm that future filings will clearly disclose the nature and significant terms of any significant settlements.  To that end, we intend to include the following disclosure:

“Gross profit increased $2.2 million to $11.5 million for fiscal 2009 from $9.3 million for fiscal 2008.  In fiscal 2008, due to a steep decline in demand for RAC products, we recorded a write-down to inventory for lower of cost or market of $1.5 million and recorded losses on purchase commitments in excess of requirements of $.5 million.  In fiscal 2009, we received the sum of $0.3 million from one of our contract manufacturers in full and complete settlement for the disposition of our FireShield cable inventory, settlement of additional purchase commitments and for the salvage value of additional FireShield cable inventory that had been manufactured into work in progress and finished goods.  As a result of these settlement negotiations, we recognized a $0.6 million gain on the disposition of this inventory and settlement of purchase obligations with one of our supply manufacturers.  Gross profit as a percentage of revenue increased 9.1 percentage points from 24.9% in fiscal 2008 to 34.0% in fiscal 2009 primarily due to the items previously discussed.”

We accounted for this settlement as a gain associated with the disposition of inventory and included the gain in our income statement in cost of sales.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Exhibit 31.1 and Exhibit 31.2

3.
We note that you have omitted the language “internal control over financial reporting” from the introduction of paragraph 4 of your certifications and have also omitted paragraph 4(b) from your certifications.  The required certifications must be in the exact form prescribed.  Please amend the Form 10-Q to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.  Please note this comment also applies to your Forms 10-Q for the quarterly periods ended June 30, 2009 and September 30, 2009.

RESPONSE:

The Company acknowledges the Staff’s comment and will file amended Forms 10-Q, for the periods ended December 31, 2009, September 30, 2009 and June 30, 2009 with revised certifications that conform to the exact wording required by Items 601 (b)(31) of Regulation S-K.

The Company further acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the comment letter.  If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 727-812-0551.

Sincerely,

TECHNOLOGY RESEARCH CORPORATION

/s/ Thomas G. Archbold
Vice President and Chief Financial Officer
Technology Research Corporation

5250 140th Avenue North, Clearwater Florida  33760
Phone (727) 535-0572   Fax (727) 535-9691   Website www.trci.net